INNUITY, INC.
8644 154th Avenue NE
Redmond, Washington 98052
August 6, 2008
Mr. David Orlic
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, DC 20549
Re:	Innuity, Inc. Revised Preliminary Proxy Statement of Schedule 14A (the “Proxy Statement”) Filed July 17, 2008 File No. 000-29129
Dear Mr. Orlic:
     This letter is submitted on behalf of Innuity, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance set forth in your letter dated July 22, 2008, with respect to the above referenced filing. For ease of reference, the staff comments are set forth below in bold italics and the Company’s response thereto immediately thereafter.
Proposal No. 2, Approval of our Reincorporation from Utah to Washington, page 7
1.	We refer to your responses to prior comments 1 and 2 of our letter dated July 2, 2008. In response to comment 1, you state that there are no material differences between the current charter and bylaws and the proposed charter and bylaws, such that it is unnecessary to present separately any provisions of the proposed new charter or bylaws. In response to comment 2, you indicate that you believe it is unnecessary to provide any disclosure in your proxy statement relating to anti-takeover implications of the changes to you charter and/or bylaws that will result from the proposed reincorporation merger. In this regard, please provide us with your analysis as to the materiality and the need for anti-takeover disclosure, and unbundling, with respect to the following provisions of the proposed new bylaws that differ from the company’s current bylaws:
•	The proposed Washington bylaws do not permit shareholders to call a special meeting; and

•	The proposed Washington bylaws provide that a director may be removed from the board only with cause.
We continue to refer you to Rules 14a-4(a)(3) and 14a-4(b)(1) under the Securities Exchange Act of 1934; the Fifth Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (September 2004); and Release No. 34-15230. These sources specifically address charter and bylaw amendments of the types referenced above as being of special significance to shareholders.
     In response to the staff’s comment, the Company advises the staff that it has revised its proposed new bylaws to remove the provision that a director may be removed from the board only with cause. The Company further advises the staff that it has amended the Proxy Statement to include disclosure relating to anti-takeover implications of the provision in the new bylaws that does not permit shareholders to call a special meeting.
     The Company respectfully submits to the staff that, in accordance with Rule 14a-4(a)(3) and 14(b)(1) of the Securities Exchange Act of 1934 and the Fifth Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (September 2004), unbundling is not required with respect to above-referenced provision in the proposed new bylaws because this provision represents a bylaw change that may be adopted solely by the Company’s board of directors. Under the Company’s current bylaws, the Company’s board of directors is permitted to unilaterally amend, alter or repeal the Company’s current bylaws, or adopt new bylaws, each without shareholder consent.
Proposal No. 3. Approval and Ratification of Sale of In Store Systems Business Line, page 13.
2.	In your response to prior comment 4 of our letter dated July 2, 2008, you have provided us with your analysis that shareholder approval was not required under Utah law for the sale of your In Store Systems business because the transaction did not represent a sale of “all, or substantially all” of the company’s assets under Utah law. As previously requested, please also provide us with your analysis as to whether this sale of 61% of the company’s assets constituted a “sale or other transfer of all or any substantial part” of your assets (emphasis added), within the meaning of Item 14(a)(4) of Schedule 14A, such that the information called for by Item 14 is required to be provided in your proxy statement.

     As discussed between the staff and the Company’s legal counsel, the Company has revised the Proxy Statement to delete Proposal No. 3 and all related references to such proposal in the Proxy Statement.
Form of Proxy
3.	With respect to each of the proposals other than the proposal relating to the election of directors, please revise your form of proxy to replace the boxes labeled “Withhold Authority” with boxes giving shareholders the choice to disapprove the proposal in question, for example, with boxes labeled “Against.” See Rule 14a-4(b)(1) under the Exchange Act.
     The Company has revised the form of proxy to replace the boxes labeled “Withhold Authority” with boxes giving shareholders the choice to disapprove each proposal contained in the Proxy Statement, other than the proposal relating to the election of directors.
     The Company appreciates your consideration of its response. Please contact me if you have any questions or require any additional information. My direct line is (425) 968-0300, and my email is john@innuity.com.
Sincerely,
/s/ John R. Wall
John R. Wall
Chief Executive Officer
cc:	Katherine Wray, U.S. Securities & Exchange Commission Linden N. Barney, Innuity, Inc. W. Michael Hutchings, Esq., DLA Piper US LLP

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